Mail Stop 4651
								August 3, 2005

Bonnie J. Roe, Esq.
Day, Berry & Howard LLP
875 Third Avenue
New York, NY 10022

 	Re:    	Globix Corp.
		Preliminary Schedule 14A
      Filed on July 11, 2005
		File No. 1-14168

Dear Ms. Roe:

      We have limited our review of your filing to matters relating to proposal three, specifically the parameters of the authorization being sought. Based on this limited review, we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Below, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Proposal Three: Authorization of the Issuance of Additional Shares of Common Stock
1. While you indicate the maximum amount of shares that may be issued in connection with the three transactions described under the proposal, we note that you have not provided information with regard to the range of terms within which you would negotiate the transactions. For example, will the authorization sought in this proposal expire after a predetermined period or continue indefinitely? Is there a minimum price below which you will not issue shares in order to effect an exchange offer? Is there a minimum price below which you will not negotiate private placements if the stock is issued at below market prices? The terms least favorable to shareholders should be fully described to the extent known. Please revise (a) to provide a time limit for the authorization, or affirmatively state that the authorization has no limits, and (b) to define the parameters within which the transaction types could be negotiated.
2. We note your statement that you are not "currently contemplating any specific transaction" of the types described. Please revise to state, if true, that you have no current plans, commitments or arrangements to enter into any such transactions. For example, have you entered into any negotiations, received a letter of intent, or otherwise initiated the process of identifying and acquiring a "business opportunity"? To the extent that you taken any such steps, even if a "specific transaction" has not been identified, those steps should be described in the proxy statement.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      Please address all comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462.
If
you still require further assistance, you may contact Barbara C.
Jacobs, Assistant Director at 202-551-3730.


								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal


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Bonnie J. Roe, Esq.
Day, Berry & Howard LLP
August 3, 2005
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